UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

No.	:	Tel.55/UM 000/COP-K0F00000/2025

Jakarta,	May 27, 2025

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivative, and Carbon Exchange Supervision Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4,

Jakarta - 10710

Re	:	Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company jo. Article 52 of Financial Services Authority Regulation No. 45 of 2024 concerning Development and Strengthening of Issuers and Public Companies. we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk
2.	Date	27 Mei 2025
3.	Description	Previous Composition of Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk:
		President Director	Ririek Adriansyah
		Director of Finance & Risk Management	Heri Supriadi
		Director of Enterprise & Business Service	F.M. Venusiana R.
		Director of Network & IT Solution	Herlan Wijanarko
		Director of Human Capital Management	Afriwandi
		Director of Digital Business	Muhamad Fajrin Rasyid
		Director of Strategic Portofolio	Budi Setiawan Wijaya
		Director of Wholesale & International Service	Bogi Witjaksono
		Director of Group Business Development	Honesti Basyir
		President Commissioner / Independent Commisioner	Bambang Permadi Soemantri Brodjonegoro
		Independent Commisioner	Wawan Iriawan
		Independent Commisioner	Bono Daru Adji
		Commissioner	Isa Rachmatawarta
		Commissioner	Marcelino Rumambo Pandin
		Commissioner	Arya Mahendra Sinulingga

		Commissioner	Rizal Mallarangeng
		Commissioner	Ismail
		Commissioner	Silmy Karim

New Composition of Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk:
		President Director	Dian Siswarini
		Vice President Director	Muhammad Awaluddin
		Director of Finance & Risk Management	Arthur Angelo Syailendra
		Director of Enterprise & Business Service	Veranita Yosephine
		Director of Network	Nanang Hendarno
		Director of Human Capital Management	Henry Christiadi
		Director of Strategic Business Development & Portfolio	Seno Soemadji
		Director of Wholesale dan International Service	Honesti Basyir
		Director of IT Digital	Faizal Rochmad Djoemadi
		President Commissioner	Angga Raka Prabowo
		Independent Commisioner	Yohanes Surya
		Commissioner	Ismail
		Independent Commisioner	Rizal Mallarangeng
		Commissioner	Silmy Karim
		Commissioner	Ossy Dermawan
		Independent Commisioner	Deswandhy Agusman
		Commissioner	Rionald Silaban
4.	The Impact of the Events	The Management of the Company has changed to the new one.
5	Others	The Telkom AGMS Financial Year 2024’s Resolution regarding Changes in the Management of PT Telkom Indonesia (Persero) Tbk is valid starting from May 27, 2025.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations